UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

WISeKey International Holding AG

(Name of Issuer)

Class A ordinary shares, par value CHF 0.01 per share

Class B ordinary shares, par value CHF 0.05 per share

(Title of Class of Securities)

97727L200**

(CUSIP Number)

Carlos Moreira

c/o

WISeKey International Holding AG

General-Guisan-Strasse 6

CH-6300 Zug, Switzerland

Tel: +41-22-594-3000

Fax: +41-22-594-3001

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 27, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares of the Issuer, each representing five Class B ordinary shares. No CUSIP has been assigned to the Class A ordinary shares or Class B ordinary shares of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97727L200	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carlos Moreira
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,134,818 Class A ordinary shares 827,962 Class B ordinary shares (subject to the Securities Lending Agreement)
	8	SHARED VOTING POWER 66,000 Class B ordinary shares
	9	SOLE DISPOSITIVE POWER 39,134,818 Class A ordinary shares 827,962 Class B ordinary shares (subject to the Securities Lending Agreement)
	10	SHARED DISPOSITIVE POWER 66,000 Class B ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,134,818 Class A ordinary shares 893,962 Class B ordinary shares (subject to the Securities Lending Agreement)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 97.8% of the Class A ordinary shares 1.85% of the Class B ordinary shares (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

The percentage of the class of securities beneficially owned by the reporting person is calculated based on (i) 40,021,988 Class A ordinary shares and (ii) 48,388,727 Class B ordinary shares of the Issuer actually issued and outstanding as of January 26, 2021.

CUSIP No. 97727L200	13D	Page 3 of 6 Pages

Item 1.  Security and Issuer.

This Amendment No. 2 supplements and amends the Schedule 13D that was originally filed on January 27, 2020, as amended by Amendment No.1 to the Schedule 13D filed on March 16, 2020 (the “Schedule 13D”). This Amendment No. 2 is filed by the Reporting Person in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information which has materially changed since the filing of the Schedule 13D. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D

Item 3.  Source or Amount of Funds or Other Consideration.

Item 3 is amended by adding the following:

On February 6, 2016, the Reporting Person and Dourgam Kummer executed an undertaking (the “Share Exchange Undertaking”), pursuant to the terms of which Mr. Kummer has the right to exchange his Class B ordinary shares (“Class B Shares”) of WISeKey International Holding AG (the “Company”) for Class A ordinary shares (“Class A Shares”) of the Company held by the Reporting Person, at an exchange ratio of one Class B Share for five Class A Shares.

Pursuant to the Share Exchange Undertaking, on January 21, 2021, the Reporting Person and Dourgam Kummer entered into a Share Exchange Agreement (the “Share Exchange Agreement”) whereby Mr. Kummer agreed to transfer 626,085 Class A Shares to the Reporting Person, and the Reporting Person agreed to transfer 125,217 Class B Shares to Mr. Kummer (the “Transaction”). The transfer of such shares took place on January 27, 2021. No payment of money was exchanged in connection with the Transaction.

The terms of the Share Exchange Undertaking and the Share Exchange Agreement are incorporated by reference herein.

Item 4. Purpose of Transaction.

Item 4 is amended by adding the following:

The information set forth in Item 3 is hereby incorporated by reference in this Item 4.

The Reporting Person entered into the Transaction pursuant to the Share Exchange Undertaking.

CUSIP No. 97727L200	13D	Page 4 of 6 Pages

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is deleted in its entirety and replaced with the following:

(a)	As of the date hereof, Mr. Moreira beneficially owned: (i) 39,134,818 Class A ordinary shares, representing 97.8% of the actually issued and outstanding Class A ordinary shares and (ii) 827,962 Class B ordinary shares held directly by Mr. Moreira (all of which are subject to the Securities Lending Agreement), 44,000 Class B ordinary shares held indirectly by Mr. Moreira by virtue of those shares being held by immediate family members of Mr. Moreira, and 22,000 Class B ordinary shares held indirectly by Mr. Moreira issuable pursuant to options held by immediate family members of Mr. Moreira that are immediately exercisable, representing 1.85% of the actually issued and outstanding Class B ordinary shares. Each Class A ordinary share and Class B ordinary share is entitled to one vote per share.

(b)	As of the date hereof, the number of Ordinary Shares that are beneficially owned by Mr. Moreira as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

a.	sole power to vote or to direct the vote:

(i) 39,134,818 Class A ordinary shares; and (ii) 827,962 Class B ordinary shares (all of which are subject to the Securities Lending Agreement)

b.	shared power to vote or to direct the vote: 66,000 Class B ordinary shares (22,000 of which are in the form of options to purchase Class B ordinary shares)

c.	sole power to dispose or to direct the disposition:

(i) 39,134,818 Class A ordinary shares; and (ii) 827,962 Class B ordinary shares (all of which are subject to the Securities Lending Agreement)

d.	shared power to dispose or to direct the disposition: 66,000 Class B ordinary shares (22,000 of which are in the form of options to purchase Class B ordinary shares)

(c)	Except as set forth in this Schedule 13D, Mr. Moreira has not effected any transactions with respect to the Ordinary Shares of the Issuer within the last 60 days.

(d)	No person is known to Mr. Moreira to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule13D.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in or incorporated by reference in Item 2, 3, 4 and 5 of this Schedule 13D is incorporated by reference into this Item 6.

A copy of the Share Exchange Undertaking is attached hereto as Exhibit 5 and incorporated herein by reference thereto in response to this Item 6.

A copy of the Share Exchange Agreement is attached hereto as Exhibit 6 and incorporated herein by reference thereto in response to this Item 6.

CUSIP No. 97727L200	13D	Page 5 of 6 Pages

Item 7.  Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit 1: Option Agreement between WISeKey International Holding AG and Carlos Moreira, dated September 27, 2019 (Previously filed)*

Exhibit 2: WISeKey Employee Share Option Plan, dated September 29, 2016 (filed as Exhibit 4.1 to the Issuer’s Registration Statement on Form 20-F filed November 08, 2019)*

Exhibit 3: Reconfirmation Agreement between WISeKey International Holding AG and Carlos Moreira, dated January 24, 2020 (Previously filed)*

Exhibit 4: Securities Lending Agreement, dated June 17, 2019 between UBS Switzerland AG, as supplemented on August 2, 2019, and as further supplemented with the Side Letter dated March 3, 2020 (previously filed)*

Exhibit 5: Share Exchange Undertaking, dated February 6, 2016, by and among Carlos Moreira, Dourgam Kummer and WISeKey International Holding AG

Exhibit 6: Share Exchange Agreement, dated January 21, 2021, by and among Carlos Moreira, Dourgam Kummer and WISeKey International Holding AG

*Incorporated by reference

CUSIP No. 97727L200	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Carlos Moreira
Name: Carlos Moreira

Date: January 27, 2021